                         SECURITIES EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               TYLER CORPORATION
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                  902184 10 0
                                 (CUSIP Number)

                            Richmond Partners, Ltd.
                        Louis A. Waters, General Partner
                       10375 Richmond Avenue, Suite 1615
                              Houston, Texas 77042
                                 (713) 780-3591
     ---------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 10, 1997
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     Page 1 of 6 Pages
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CUSIP NO. 902184 10 0                                          Page 2 of 6 Pages

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1    Name of Reporting Person                                     Richmond
     S.S. or I.R.S. Identification No. of Above                   Partners, Ltd.

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2    Check the Appropriate Box if a Member of a Group             (a) [ ]
     (See Instructions)                                           (b) [ ]

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3    SEC Use Only

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4    Source of Funds (See Instructions)                           - WC - BK -

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5    Check if Disclosure of Legal Proceedings is                  [ ]
     Required Pursuant to Items 2(d) or 2(e)

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6    Citizenship or Place of Organization                         Texas, U.S.A.

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Number of Shares
Beneficially Owned by               7   Sole Voting Power         4,000,00*
Each Reporting Person
With                                --------------------------------------------

                                    8   Shared Voting Power       -0-

                                    --------------------------------------------

                                    9   Sole Dispositive Power    4,000,00*

                                    --------------------------------------------

                                    10  Shared Dispositive Power  -0-

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11    Aggregate Amount Beneficially Owned by Each                 4,000,00*
      Reporting Person

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12    Check if the Aggregate Amount in Row (11) Excludes          [ ]
      Certain Shares (See Instructions)

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13    Percent of Class Represented by Amount in Row (11)          16 2/3%

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14    Type of Reporting Person (See Instructions)                 PN

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     *   Includes 2,000,000 shares of Common Stock and the Stock Purchase
         Warrant exercisable for 2,000,000 shares of Common Stock.

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CUSIP NO. 902184 10 0                                          Page 3 of 6 Pages

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1    Name of Reporting Person                                    Louis A. Waters
     S.S. or I.R.S. Identification No. of Above

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2    Check the Appropriate Box if a Member of a Group            (a) [ ]
     (See Instructions)                                          (b) [ ]

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3    SEC Use Only

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4    Source of Funds (See Instructions)                          - AF -

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5    Check if Disclosure of Legal Proceedings is                 [ ]
     Required Pursuant to Items 2(d) or 2(e)

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6    Citizenship or Place of Organization                        U.S.A.

--------------------------------------------------------------------------------
Number of Shares
Beneficially Owned by               7   Sole Voting Power        4,000,00*
Each Reporting Person
With                                --------------------------------------------

                                    8   Shared Voting Power      -0-

                                    --------------------------------------------

                                    9   Sole Dispositive Power   4,000,00*

                                    --------------------------------------------

                                    10  Shared Dispositive Power -0-

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11    Aggregate Amount Beneficially Owned by Each                4,000,00*
      Reporting Person

--------------------------------------------------------------------------------

12    Check if the Aggregate Amount in Row (11) Excludes         [ ]
      Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13    Percent of Class Represented by Amount in Row (11)         16 2/3%

--------------------------------------------------------------------------------

14    Type of Reporting Person (See Instructions)                IN

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     *   Includes 2,000,000 shares of Common Stock and the Stock Purchase
         Warrant exercisable for 2,000,000 shares of Common Stock.

CUSIP NO. 902184 10 0                                          Page 4 of 6 Pages



         The following statement of information ("Statement") is being filed by Richmond Partners, Ltd. and Louis A. Waters pursuant to SEC Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Statement is being filed as a result of the acquisition by Richmond Partners, Ltd. of beneficial ownership of
(i) 2,000,000 shares of the Common Stock of Tyler Corporation and (ii) a Stock Purchase Warrant immediately exercisable for 2,000,000 shares of the Common Stock of Tyler Corporation at an exercise price of $2.50. Louis A. Waters is filing this Statement jointly with Richmond Partners, Ltd. because he is its sole General Partner.

ITEM 1.  SECURITY AND ISSUER.

         The class of securities to which this Statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Tyler Corporation, a Delaware corporation ("Tyler"), whose principal business address is 2121 San Jacinto Street, Suite 3200, Dallas, Texas 75201.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is filed by Richmond Partners, Ltd., a Texas limited partnership ("Richmond Partners"), and Louis A. Waters. Mr. Waters' business address is 10375 Richmond Avenue, Suite 1615, Houston, Texas 77042. Mr. Waters' principal occupation is managing his investments. Mr. Waters is a director of Tyler.

         Mr. Waters also serves as the sole General Partner of Richmond Partners, whose principal business purpose is to acquire properties and securities for investment purposes. Richmond Partners directly holds 100% of the securities to which this Statement relates. The principal business address of Richmond Partners is 10375 Richmond Avenue, Suite 1615, Houston, Texas 77042.

         Neither Mr. Waters nor Richmond Partners has ever been convicted in a criminal proceeding. During the last five years, neither Mr. Waters nor Richmond Partners has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Mr. Waters is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Effective July 3, 1997, Richmond Partners, Ltd. entered into that certain Purchase Agreement by and between Richmond Partners and Tyler (the "Purchase Agreement"), under which Richmond Partners agreed to purchase from Tyler on the closing date (i) 2,000,000 shares of Common Stock and (ii) a Stock Purchase Warrant immediately exercisable for an additional 2,000,000 shares of Common Stock at $2.50 per share. The aggregate purchase price under the Purchase Agreement was $3,500,000. The closing date under the Purchase Agreement was September 10, 1997.

         Richmond Partners funded approximately $1,750,000 of the purchase price under the Purchase Agreement from the proceeds obtained through a private placement of its securities in a negotiated transaction not involving a public offering and the remainder of the purchase price through a bank loan in the original principal amount of $1,750,000 from a commercial bank in the ordinary course of business.

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CUSIP NO. 902184 10 0                                          Page 5 of 6 Pages

         No funds or other consideration were otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, and neither Richmond Partners nor Mr. Waters, except for the transactions described herein, have made any prior acquisitions of the Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the acquisition by Richmond Partners of the shares of Common Stock to which this Statement relates is for investment purposes.

         The number of shares of Common Stock acquired by Richmond Partners does not constitute a majority of the outstanding shares of Common Stock and is insufficient to permit it to exercise control over Tyler. In addition, Mr. Waters' position as a director of Tyler is insufficient to permit him to exercise control over Tyler.

         Mr. Waters, in his capacity as a director of Tyler, expects to propose that the Board of Directors explore the alternatives that might be available to Tyler with respect to strategic planning for the future business operations of the company. It is expected that such alternatives may involve acquisitions or the disposition of material assets by Tyler. But there are presently no specific plans, proposals, agreements or arrangements agreed to among the directors of Tyler regarding such matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of shares of Common Stock outstanding is 20,007,921 shares, as of August 12, 1997. Richmond Partners is the beneficial owner of 4,000,000 shares of Common Stock, which is comprised of (i) 2,000,000 shares of Common Stock, and (ii) a Stock Purchase Warrant exercisable for 2,000,000 shares of Common Stock. Such shares were acquired by Richmond Partners in the transactions described in Item 3 above. Mr. Waters is the sole General Partner of Richmond Partners, and as such, is also the beneficial owner of such shares of Common Stock, which represent 16 2/3% of the total number of shares of Common Stock issued and outstanding.

         (b) Mr. Waters, in his capacity as the sole General Partner of Richmond Partners, retains the sole voting and investment power with respect to all of the Common Stock described in Item 5(a), above. However, Mr. Waters' pecuniary interest in such Common Stock is less than all of Richmond Partners' holdings.

         (c) All the securities described in Item 5(a) above were acquired in the transactions described in Item 3 above within the past sixty (60) days.

         (d) Other than the stock pledge described in Item 6, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of, the securities described herein as being beneficially owned by Richmond Partners and Mr. Waters.

         (e)      Not applicable.
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CUSIP NO. 902184 10 0                                          Page 6 of 6 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As described in Item 2, above, Mr. Waters is the sole General Partner of Richmond Partners and, as such, he has the sole voting and investment power with respect to the securities to which this Statement relates. Subject to the following sentence, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Waters or Richmond Partners and any other person with respect to any securities of Tyler, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, whether giving or withholding of proxies. A total of 2,000,000 shares of the Common Stock held by Richmond Partners is pledged to a commercial bank to secure the indebtedness of Richmond Partners described in
Item 3, above; none of the securities that are the subject of this Statement is otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         The following instruments, which relate to the borrowing of funds to finance the acquisition as disclosed in Item 3, above, are filed as exhibits to this Statement:

         Exhibit "A" - Agreement in Writing in Accordance with SEC Rule 13d-1(f)(1)(iii).

         Exhibit "B" - Promissory Note, by Richmond Partners, as Maker, in the original principal amount of $1,750,000, dated September 10, 1997.

         Exhibit "C" - Security Agreement - Pledge, by Richmond Partners, as Debtor, dated September 10, 1997.

         Exhibit "D" - Specific Guaranty, by Louis A. Waters, as Guarantor, dated September 10, 1997.

ITEM 8.  SIGNATURE.

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 18, 1997

                                        RICHMOND PARTNERS, LTD.



                                        By: /s/ LOUIS A. WATERS
                                           ---------------------------------
                                           Louis A. Waters, General Partner

                                        /s/ Louis A. Waters
                                        ------------------------------------
                                        Louis A. Waters, Individually